[Wilson Sonsini Goodrich & Rosati, P.C. Letterhead]

April 13, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Gabriel Eckstein
Christine Davis
Joyce Sweeney

Re:	Splunk Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 6, 2012
Amendment No. 4 to Registration Statement on Form S-1
Filed April 9, 2012
File No. 333-178988

Ladies and Gentlemen:

On behalf of Splunk Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 11, 2012, relating to the Company’s Amendment No. 3 to the Registration Statement filed with the Commission on April 6, 2012 and Amendment No. 4 to the Registration Statement filed on April 9, 2012 (“Amendment No. 4”).  In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed it with the Company’s response.

Certain Relationships and Related Party Transactions, page 126

1.             Explain the basis for your apparent belief that disclosure relating to the events described under footnote (11) on page F-23 is not presented in the above-referenced section. Instruction 6 to Item 404(a) would appear applicable to at most one of the related parties. If any of the individuals for whom Item 404 disclosure is required also served as a member of the compensation committee during the last fiscal year, please include the corresponding related party disclosure under the Interlocks heading as required by Regulation S-K Item 407(e)(4).

We respectfully advise the Staff that we do not believe disclosure of any of the transactions described in footnote (11) on page F-23 of Amendment No. 4 is required under “Certain Relationships and Related Party Transactions” in accordance with Item 404(a) of Regulation S-K.

As noted in the Staff’s comment, footnote (11) describes transactions between the Company and two entities where members of the Company’s board of directors serve on the board of directors of the other entities.  This includes transactions between the Company and Citrix Systems, Inc. (“Citrix”), where Mr. Godfrey Sullivan, the Company’s chief executive officer, serves on the board of directors and transactions between the Company and NIKE, Inc. (“NIKE”), where Mr. John Connors, a director of the Company, serves on the board of directors.  Instruction 6 to Item 404(a) of Regulation S-K provides that a person who has a position with a corporation “that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of this Item where: (a)

the interest arises only (i) from such person’s position as a director of another corporation … that is a party to the transaction.”  Because Messrs. Sullivan and Connors only serve as directors of Citrix and NIKE, respectively, and do not have any other interest in the transactions described in footnote (11), the Company does not believe that either of them had an indirect material interest in the transactions described in footnote (11), such that any disclosure of these transactions under “Certain Relationships and Related Party Transactions” is required.

Footnote (11) also describes transactions between the Company and two entities where members of the Company’s board of directors serve as executive officers.  The first such transaction involves sales by the Company of its software to eBay, Inc. (“eBay”), where Mr. Scott Thompson, one of the Company’s directors, served as an executive officer until January 2012.  The second such transaction involves sales by the Company of its software to salesforce.com, inc. (“salesforce.com”) and purchases by the Company of subscriptions from salesforce.com, where Mr. Graham Smith, one of the Company’s directors, serves as chief financial officer.  As disclosed on page 91 of Amendment No. 4, in connection with the independence determinations of Messrs. Thompson and Smith, the Company’s board of directors considered these transactions and determined that neither Mr. Thompson nor Mr. Smith had a direct or indirect material interest in these transactions.

In making the determination that Mr. Thompson and Mr. Smith did not have a direct or indirect material interest in these transactions between the Company and eBay and the Company and salesforce.com, respectively, the Company’s board of directors considered the facts and circumstances surrounding the transactions, including the fact that each of these transactions was an ordinary course transaction conducted at an arm’s-length basis, with no special pricing or other non-standard terms.  In addition, neither Mr. Thompson nor Mr. Smith received any compensation tied to, or as a result of, these transactions.  Furthermore, the Company’s board of directors looked at the significance of these transactions to each of the Company, salesforce.com and eBay and determined that the transactions were immaterial with respect to each of the companies’ revenues and operating expenses.

Sales of the Company’s software to eBay constituted 1.7% of the Company’s total revenues in fiscal 2012 and 0.04% of eBay’s total operating expenses for the fiscal year ended December 31, 2011.  We supplementally advise the Staff that Mr. Thompson was considered an executive officer of eBay until his departure in January 2012 by virtue of his role as the president of its PayPal division.  Mr. Thompson played no role in the purchase of the Company’s software by eBay, the corporate parent of the division he managed.

Sales of the Company’s software to salesforce.com constituted 0.19% of the Company’s total revenues in fiscal 2012 and 0.01% of salesforce.com’s total operating expenses for the fiscal year ended January 31, 2012.  Purchases by the Company from salesforce.com represented 0.29% of the Company’s operating expenses in fiscal 2012 and 0.01% of salesforce.com’s revenues for the fiscal year ended January 31, 2012.

Because neither Mr. Thompson nor Mr. Smith had a direct or indirect material interest in the transactions described in footnote (11), we respectfully advise the Staff that these transactions are not required to be disclosed under “Certain Relationships and Related Party Transactions” in accordance with Item 404(a) of Regulation S-K.

We respectfully advise the Staff, that, because no disclosure is required pursuant to Item 404(a) of Regulation S-K, no corresponding disclosure is required under the Compensation Committee Interlocks and Insider Participation heading pursuant to Item 407(e)(4) of Regulation S-K.

* * * *

Please direct your questions or comments regarding the Company’s responses to Jon Avina or me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

cc:	Leonard R. Stein, Esq.
Scott A. Morgan, Esq.
Splunk Inc.

Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Martin A. Wellington, Esq.
Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP